VIZSLA SILVER CORP.

Notice of Change of Auditor
Pursuant to NI 51-102 (Section 4.11)

TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers
Financial and Consumer Services Commission (New Brunswick)
Financial and Consumer Services Division Department of Justice and Public Safety (Prince Edward Island)
Office of the Superintendent of Securities, Service Newfoundland and Labrador
Nova Scotia Securities Commission
Office of the Yukon Superintendent of Securities
Office of the Superintendent of Securities Nunavut
Office of the Superintendent of Securities (Northwest Territories)

AND TO:	MNP LLP, Chartered Professional Accountants ("MNP LLP")

AND TO:	Deloitte LLP ("Deloitte LLP")

RE:	Notice of Change of Auditor

In accordance with section 4.11 [Change of Auditor] of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102"), Vizsla Silver Corp. (the "Company") reports that:

1. at the request of the Company, MNP LLP has resigned as auditors of the Company, effective as of October 3, 2025;

2. subject to all applicable regulatory and shareholder approvals, the audit & risk committee (the "Audit Committee") and the board of directors of the Company (the "Board") appointed Deloitte LLP as the new auditor of the Company effective as of October 3, 2025;

3. at the next annual meeting of the shareholders of the Company, the shareholders of the Company will be asked to approve the appointment of Deloitte LLP as auditors of the Company;

4. the resignation of MNP LLP and the appointment of Deloitte LLP were considered and accepted by the Company's Audit Committee and the Board;

5. the reports of MNP LLP on the audited financial statements of the Company did not express a modified opinion during the relevant period, being the financial years ended April 30, 2025, and 2024;

6. the Company has requested MNP LLP and Deloitte LLP each furnish a letter addressed to the securities regulator or regulatory authority in each province the Company is a reporting issuer stating whether or not they agree with the information contained in this Notice; and

7. there are no "reportable events" as such terms is defined in NI 51-102.

Dated: October 3, 2025

VIZSLA SILVER CORP.

Per:	/s/ “Mahesh Liyanage”
Mahesh Liyanage
Chief Financial Officer